UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 1, 2011

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
January 6, 2011

Item 5.2 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 3, 2011, First Midwest Bancorp, Inc. ("FMBI" or the "Company") entered into standard form salary stock agreements for the 2011 fiscal year with the following executives for the following amounts: Michael L. Scudder - $409,000; Paul F. Clemens $76,000; and Victor P. Carapella - $65,000. The Company's standard form salary stock agreement is included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 22, 2010.

Additionally, in accordance with his previously announced retirement Thomas J. Schwartz ceased to serve as President of First Midwest Bank as of January 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: January 6, 2011	/s/ CYNTHIA A. LANCE
	By: Cynthia A. Lance
	Executive Vice President and
	Corporate Secretary